UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Axxes Private Markets Fund

Address of Principal Business Office:

3011 Ponce de Leon Blvd.

Suite 1420

Coral Gables, FL 33134

Telephone Number (including area code): (800) 684-1006

Name and Address of Agent for Service of Process:

Joseph DaGrosa, Jr.

Axxes Private Markets Fund

Chief Executive Officer

3011 Ponce de Leon Blvd.

Coral Gables, FL 33134

With Copies to:

Steven B. Boehm, Esq.

Eversheds Sutherland (US) LLP

700 6th St NW

Washington, DC 20001-3980

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:    Yes ☒    No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Chief Executive Officer of the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Coral Gables in the State of Florida on the 1st day of September, 2023.

Axxes Private Markets Fund

		By:	/s/ Joseph DaGrosa, Jr.
Joseph DaGrosa, Jr.
Chief Executive Officer

Attest:	/s/ Karrie Jerry
Karrie Jerry
Witness